Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RESOLUTIONS PASSED

AT THE FIRST EXTRAORDINARY GENERAL MEETING 2014

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces the poll results in respect of the resolutions proposed at the first extraordinary general meeting 2014 (the “EGM”) held on Monday, 18 August 2014. All resolutions were duly passed.

I.	VOTING RESULTS AT THE EGM

The EGM was held on Monday, 18 August 2014 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

A total of 28,264,705,000 shares, representing 100% of the total issued share capital of the Company, were entitled to attend and vote on the resolutions considered at the EGM (other than Resolution No. 4). In accordance with the relevant laws and regulations of China, China Life Insurance (Group) Company (the controlling shareholder of the Company, holding 19,323,530,000 shares of the Company) was required to abstain and had abstained from voting on Resolution No.

4. As a result, shareholders holding a total of 8,941,175,000 shares of the Company, representing approximately 31.63% of the total issued share capital of the Company, were entitled to vote on Resolution No. 4. Save as above, there were no restrictions on any shareholder casting votes on any of the proposed resolutions at the EGM. The shareholders and authorized proxies holding an aggregate of 21,857,822,632 shares, representing 77.33% of the total voting shares of the Company, attended the EGM. The EGM was convened in accordance with the requirements of the applicable laws and regulations, the listing rules of the jurisdictions where the shares of the Company are listed, and the Articles of Association of the Company.

Total number of shareholders and authorized proxies present at the meeting	8
including: number of A Share holders	7
number of H Share holders	1
Total number of shares with voting rights	21,842,564,437
including: total number of shares held by A Share holders	19,352,303,406
total number of shares held by H Share holders	2,490,261,031
Percentage to the total number of shares with voting rights	77.28%
including: percentage of shares held by A Share holders	68.47%
percentage of shares held by H Share holders	8.81%
Total number of A Share holders who attended the meeting by way of online voting	14
total number of shares with voting rights	15,258,195
percentage to the total number of shares with voting rights	0.05%

The voting at the meeting was conducted by way of on-site voting and online voting, and was in compliance with the relevant provisions of the Company Law of the People’s Republic of China, the Shanghai Stock Exchange Implementation Rules for Online Voting at Shareholders’ Meeting of Listed Companies and the Articles of Association of the Company.

Five out of the eleven Directors of the Company attended the meeting, while Chairman of the Board and Executive Director Mr. Yang Mingsheng, Executive Director Mr. Su Hengxuan, Independent Directors Mr. Sun Changji, Mr. Bruce Douglas Moore, Mr. Anthony Francis Neoh and Mr. Tang Jianbang were unable to attend due to other business commitments. Non-executive Director Mr. Miao Jianmin was elected by the Board to act as the Chairman of the meeting. All four Supervisors of the Company attended the meeting. Certain members of the senior management and the Board Secretary also attended the meeting.

The poll results in respect of the resolutions proposed at the EGM are as follows:

Resolutions		For		Against		Abstain		Attending and Voting
		No. of shares voted	Percentage %	No. of shares voted	Percentage %	No. of shares voted	Percentage %	No. of shares
As ordinary resolutions
1	To consider and approve the election of Mr. Chang Tso Tung, Stephen as an Independent Director of the fourth session of the Board of Directors of the Company	21,855,470,902	99.989241	2,000,930	0.009154	350,800	0.001605	21,857,822,632
	The resolution was duly passed as an ordinary resolution.
2	To consider and approve the election of Ms. Xiong Junhong as a Shareholder Representative Supervisor of the fourth session of the Supervisory Committee of the Company	21,736,882,197	99.446695	120,170,500	0.549783	769,935	0.003522	21,857,822,632
	The resolution was duly passed as an ordinary resolution.
As a special resolution
3	To consider and approve the proposed amendments to the Procedural Rules for the Supervisory Committee Meetings	21,764,624,273	99.573616	92,728,799	0.424236	469,560	0.002148	21,857,822,632
	The resolution was duly passed as a special resolution.
As a supplemental ordinary resolution
4	To consider and approve the election of Mr. Huang Yiping as an Independent Director of the fourth session of the Board of Directors of the Company	2,511,483,946	99.099998	3,090,427	0.121944	19,718,259	0.778058	2,534,292,632
	The resolution was duly passed as an ordinary resolution.

With respect to Resolutions No. 1 and 4, pursuant to the relevant laws and regulations of China, the Company announces the poll results of A Share holders who individually or in aggregate hold less than 5% of the shares of the Company as follows:

		For		Against		Abstain		Attending and Voting
Resolutions		No. of shares voted	Percentage %	No. of shares voted	Percentage %	No. of shares voted	Percentage %	No. of shares
1	To consider and approve the election of Mr. Chang Tso Tung, Stephen as an Independent Director of the fourth session of the Board of Directors of the Company	43,669,601	99.18	12,200	0.03	349,800	0.79	44,031,601
4	To consider and approve the election of Mr. Huang Yiping as an Independent Director of the fourth session of the Board of Directors of the Company	43,669,601	99.18	11,800	0.03	350,200	0.79	44,031,601

The full text of Resolutions No. 1, 2 and 3 is set out in the circular and notice of the EGM dated 3 July 2014, and the full text of Resolution No. 4 is set out in the supplemental notice of the EGM dated 1 August 2014.

Computershare Hong Kong Investor Services Limited, the Company’s H Share registrar, in conjunction with King & Wood Mallesons, the Company’s PRC legal advisers, acted as scrutineers for the vote-taking at the EGM.

II.	ELECTION OF DIRECTORS AND SUPERVISOR

Following the approval by the shareholders of the Company at the EGM, Mr. Chang Tso Tung, Stephen and Mr. Huang Yiping are elected as Independent Directors of the fourth session of the Board, and Ms. Xiong Junhong is elected as a Shareholder Representative Supervisor of the fourth session of the Supervisory Committee. The qualification of each of Mr. Chang Tso Tung, Stephen and Mr. Huang Yiping as a Director and the qualification of Ms. Xiong Junhong as a Supervisor are subject to approval by the China Insurance Regulatory Commission.

Please refer to the circular of the EGM dated 3 July 2014 and the supplemental notice of the EGM dated 1 August 2014 for the biographical details of the above Directors and Supervisor.

By Order of the Board of China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 18 August 2014

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Su Hengxuan, Miao Ping
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong
Independent Non-executive Directors:	Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh, Tang Jianbang

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